                                UNITED STATES                    OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          OMB Number: 3235-
                                                            0145
                                 SCHEDULE 13D               --------------------
                                                            Expires: October 31,
                 Under the Securities Exchange Act of 1934  2002
                            (Amendment No._________)*       --------------------
                                                            Estimated Average
                                                            burden
                                                            hours per response..
                                                            14.9
                                                            --------------------

                      WILSHIRE FINANCIAL SERVICES GROUP INC.
           --------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, PAR VALUE $.01
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   971867205
           --------------------------------------------------------
                                 (CUSIP Number)

                     HOWARD AMSTER, 23811 CHAGRIN BLVD #200
                    BEACHWOOD, OHIO 44122-5525 (216)595-1047
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    4/24/00
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971867205                   13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     HOWARD AMSTER
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   1080000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    100000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   1080000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    100000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            1330000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                                             6.639%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 971867205                   13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     AMSTER TRADING COMPANY
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization


-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    100000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    100000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                             100000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                                              .499%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 971867205                   13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RAMAT SECURITIES LTD
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization


-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    150000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    150000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                             150000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                                              .749%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     BD
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                     SCHEDULE 13D

CUSIP 971867205

Item 1.  Security and Issuer              Wilshire Financial Services Group Inc.
                                          1776 SW Madison Street
                                          Portland, OR 97205
                                          (503) 223-5600

Item 2.  Identity and Background

Howard Amster is a 99% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

Howard Amster is a 83% owner of Ramat Securities Ltd. Howard Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd. but because he does not control the voting or dispositive power of any securities owned by Ramat Securities Ltd., Mr. Amster disclaims shared voting power and shared dispositive power of those shares.

         a)       Howard Amster

         b)       25812 Fairmount Blvd, Beachwood, Ohio 44122

         c) Present principal occupation-Financial Advisor, First Union Securities Securities Brokerage Firm-23811 Chagrin Blvd #200, Beachwood, Oh 44122

         d) Howard Amster has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

         e) Howard Amster has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

         f)       USA

Amster Trading Company, 25812 Fairmount Blvd, Beachwood, Ohio 44122
Investments

         d) Neither the officers, directors, or shareholders of Amster Trading Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

         e) Neither the officers, directors or shareholders of Amster Trading Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Ramat Securities Ltd, 23811 Chagrin Blvd, Suite 200, Beachwood, Ohio 44122 Broker Dealer

         d) Neither the members or unitholders of Ramat Securities Ltd have been convicted in any criminal proceedings (excluding the traffic violations or similar misdemeanors, if any) within the last five years.

         e) Neither the members or unitholders of Ramat Securities Ltd have been a a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in
         Item 2 of Schedule 13D within the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

Howard Amster, in his individual retirement accounts purchased all the Wilshire Financial Services Group, Inc. common stock with personal funds without borrowing. the total consideration of the purchases is $ 1,126,250.00.

Amster Trading Company purchased all the Wilshire Financial Services Group, Inc. common stock with working capital without borrowing. The total consideration of the purchases is $ 95,750.00.

Ramat Securities Ltd purchased all the Wilshire Financial Services Group, Inc. common stock with working capital without borrowing. The total consideration of the purchases is $ 143,640.00.

Item 4.  Purpose of Transaction.

Howard Amster, Amster Trading Company, and Ramat Securities Ltd. acquired their shares for purposes of investment. They may be deemed to be a group.

There are no present plans or proposals by any of the purchasers of record or the beneficial owners as reported in this Schedule 13D which relate to or would result in the following:

         a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting person might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

         b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

         e) Any material change in the present capitalization or dividend policy of the issuer;

         f) Any other material in the issuer's business or corporate structure;

         g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         h) Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j)       Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 1,330,000 shares or 6.639 % of the outstanding shares.

Howard Amster in his individual retirement accounts owns 1,080,000 shares or
5.391 % of the outstanding shares.

Amster Trading Company owns 100,000 shares or 0.499 % of the outstanding shares.

Ramat Securities Ltd owns 150,000 shares or 0.749 % of the outstanding shares.


c) The following table reflects dates bought, shares and price. All shares executed on the Over-The-Counter/ Bulletin Board as an Open Market Transaction by Bear Stearns.

Howard Amster's individual retirement accounts.
4/7/00            130,000           .9375
4/10/00           425,000           .995588
4/11/00            10,000          1.0625
4/12/00           100,000          1.09375
4/13/00            75,000          1.0642
4/14/00            10,000          1.0625
4/24/00           300,000          1.125
4/26/00            30,000          1.1179

Amster Trading Company
4/7/00            100,000           .9575

Ramat Securities Ltd
4/7/00            150,000           .9576


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any persons except as set forth In items 2, 3, 5 above.

Item 7  Material to be filed as exhibits.            None

Signature         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: 4/28/00


    /s/                            /s/                              /s/
Howard Amster             Amster Trading Company           Ramat Securities Ltd.